(Dollar Thrifty Automotive Group, Inc. letterhead)

Via Edgar and E-mail

November 22, 2011

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Dollar Thrifty Automotive Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
File No. 001-13647

Dear Ms. Cvrkel:

This letter sets forth the response to the comments contained in the Staff’s letter dated November 9, 2011 regarding the above filing.

Annual Report on Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Use of Non-GAAP Measures for Measuring Results, page 34

1.
Reference is made to your disclosure of the non-GAAP measure, Corporate Adjusted EBITDA.  Your current disclosure which states that Corporate Adjusted EBITDA is important to investors because it provides a supplemental measure of liquidity and operating performance is not considered adequate.  The reasons provided by management for why you believe it is important to investors should be substantive and specific to you, the company, and/or the industry in which you operate.  In this regard, please tell us and revise your disclosure in future filings to discuss why management believes Corporate Adjusted EBITDA is useful to investors both as a liquidity and as an operating performance measure in substantive terms specific to the company.

Response to Comment 1:  The Company believes that Corporate Adjusted EBITDA is important as a supplemental measure of operating performance as it provides a view of profitability that focuses on the core operations of the Company by excluding certain items that do not directly represent ongoing core operating performance, such as changes in fair value of derivatives and stock based compensation.  The Company’s management, including the chief operating decision maker, uses the Corporate Adjusted EBITDA metric to evaluate the operating performance of the Company and to prepare monthly operating performance reviews and annual operating budgets.  The Company believes that this is the most significant supplemental operating performance metric as it demonstrates the strength of the underlying business operations.  Additionally, the Company believes that utilizing Corporate Adjusted EBITDA allows for a more meaningful comparison of operating fundamentals between companies within the car rental industry by eliminating the impact of capital structure differences between the companies (i.e. corporate interest expense unrelated to rental operations).  Finally, industry analysts use Corporate Adjusted EBITDA as the primary metric in evaluating operating performance of companies in the rental car sector, and in developing valuation estimates for those companies.  Accordingly, the Company believes that providing the Corporate Adjusted EBITDA metric gives investors and analysts the most meaningful measure of operating performance and a more meaningful basis on which to evaluate the performance of the Company relative to other companies in its industry.

Furthermore, the Company believes that Corporate Adjusted EBITDA provides an important view of liquidity generated from the Company’s core business operations before the impact of taxes and corporate-level capital structure decisions (i.e., the effect of indebtedness on interest expense and cash flow).  Corporate Adjusted EBITDA provides a basis on which the Company, including the chief operating decision maker, as well as industry analysts, evaluate the quality and consistency of the Company’s operating cash flows.

Beginning with the 2011 Form 10-K, the Company will revise its disclosure regarding why the Company believes Corporate Adjusted EBITDA is useful to investors as both a liquidity and operating performance measure in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Non-GAAP Measures for Measuring Results” as follows:

“Corporate Adjusted EBITDA means earnings, excluding the impact of the (increase) decrease in fair value of derivatives, before non-vehicle interest expense, income taxes, non-vehicle depreciation, amortization, and certain other items as shown below. The Company believes Corporate Adjusted EBITDA is important as it provides a supplemental measure of the Company's liquidity by adjusting earnings to exclude certain non-cash items, taxes and corporate-level capital structure decisions (i.e. non-vehicle interest), thus, allowing the Company’s management, including the chief operating decision maker, as well as investors and analysts, to evaluate the Company’s operating cash flows based on the core operations of the Company.  Additionally, the Company believes Corporate Adjusted EBITDA is a relevant measure of operating performance in providing a measure of profitability that focuses on the core operations of the Company while excluding certain items that do not directly reflect ongoing operating performance.  The Company’s management, including the chief operating decision maker, uses Corporate Adjusted EBITDA to evaluate the Company’s performance and in preparing monthly operating performance reviews and annual operating budgets.  The items excluded from Corporate Adjusted EBITDA, but included in the calculation of the Company’s reported net income, are significant components of the accompanying condensed consolidated statements of income and must be considered in performing a comprehensive assessment of overall financial performance.  Corporate Adjusted EBITDA is not defined under GAAP and should not be considered as an alternative measure of the Company's net income, cash flow or liquidity.  Corporate Adjusted EBITDA amounts presented may not be comparable to similar measures disclosed by other companies.  See the table below for a reconciliation of non-GAAP to GAAP results.”

Financial Statements, page 55

Consolidated Statement of Stockholders’ Equity and Comprehensive Income (Loss), page 58

2.
Reference is made to the line items related to the issuance of common stock during 2010.  Please explain to us why it appears that the issuance of common stock results in an increase in treasury shares and its account balance rather than a decrease.

Response to Comment 2:  The transactions that gave rise to the issuance of common stock in 2010 as referenced above related to settling vested performance shares and vested restricted stock.  In both cases, when shares were issued to the employees of the Company, the employees requested and were given a number of shares of the Company’s stock, net of shares withheld by the Company to cover the minimum statutory tax withholding related to the awards.  In both cases, the gross amount of stock was issued in accordance with the terms of the awards and the portion withheld for taxes was designated to the Company’s treasury stock account (i.e. $382,000 and $340,000 recorded as treasury stock).  The Company disclosed these transactions in the Notes to Consolidated Financial Statements – Note 13 “Employee Benefit Plans Including Share-Based Payment Plans” under the subheadings  “Performance Shares” and “Restricted Stock Units” on pages 81 and 82, respectively, in the Company’s 2010 Form 10-K.  These transactions are also referenced in the Consolidated Statement of Cash Flows in Financing Activities under the caption “Net Settlement of Employee Withholding Taxes on Share-Based Awards.”

Part III, page 96

3.
We note that the sections in your Definitive Proxy Statement on Schedule 14A filed on April 26, 2011 “Compensation Committee Interlocks and Insider Participation” on page 16 and “Transactions with Related Persons, Promoters and Certain Control Persons” on page 43 were not incorporated by reference into Item 11 and Item 13, respectively, of the Form 10-K.  Please confirm that in future filings you will incorporate these sections by reference into the Form 10-K or advise.

Response to Comment 3:  In future filings, the Company will incorporate the “Compensation Committee Interlocks and Insider Participation” and “Transactions with Related Persons, Promoters and Certain Control Persons” into Item 11 and Item 13, respectively, of the Company’s Form 10-K.

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As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have questions with regard to this letter, please contact me via telephone at (918) 669-3277 or contact Ms. Kimberly Paul, Chief Accounting Officer, via telephone at (918) 669-2740.  We can also be contacted via fax at (918) 669-2970.  Your review of our response at your earliest convenience is appreciated.

Sincerely,

/s/  H. Clifford Buster III
H. Clifford Buster III
Senior Executive Vice President,
Chief Financial Officer and Principal
Financial Officer